SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Amendment No. 4 to Schedule 13D
On
SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. __ )*

magicJack VocalTec Ltd.
(Name of Issuer)

Ordinary Shares, no par value
(Title of Class of Securities)

M97601120
(CUSIP Number)

December 28, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. M97601120	SCHEDULE 13G	Page 2 of 6 Pages

1)	NAME OF REPORTING PERSON Daniel Borislow
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	SOLE VOTING POWER 1,369,086
	6)	SHARED VOTING POWER 0
	7)	SOLE DISPOSITIVE POWER 1,369,086
	8)	SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,685,814**
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.97%
12)	TYPE OF REPORTING PERSON IN

** Includes 261,604  shares held by the spouse of the Reporting Person and 55,124 held for the benefit of the Reporting Person's minor children under UGMA. The Reporting Person's spouse is the custodian for 4,800 shares and the Reporting Person is the custodian for 50,324 shares. The Reporting Person disclaims beneficial ownership of these 316,728 shares, and the filing of this report is not an admission that the Reporting Person is the beneficial owner of these securities for any purpose.

CUSIP No. M97601120	SCHEDULE 13G	Page 3 of 6 Pages

Explanatory Note

Effective December 28, 2012, the Reporting Person gifted a total of 2,250,000 Ordinary Shares to two trusts with independent trustees.  On the same date, the Reporting Person released as collateral 241,028 Ordinary Shares that served as security for a loan to unaffiliated third parties.  The Reporting Person no longer retains voting or investment power over these 2,491,028 Ordinary Shares.  In addition, the Reporting Person has resigned as Chief Executive Officer and a Director of the Registrant.  See Item 10 below.

Item 1.

(a)           Name of Issuer:

magicJack VocalTec Ltd.

(b)           Address of Issuer’s Principal Executive Offices:

12 Benny Gaon Street, Building 2B

Poleg Industrial Area,

Netanya, Israel 42504

Item 2.

(a)	Name of Person Filing:

Daniel Borislow

(b)	Address of Principal Business Office or, if none, Residence:

c/o YMax Corporation
5700 Georgia Ave.
West Palm Beach, FL  33405

(c)	Citizenship:

United States

(d)	Title of Class of Securities:

Ordinary shares, no par value (“Ordinary Shares”)

(e)	CUSIP Number:

M97601120

Item 3.  If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

CUSIP No. M97601120	SCHEDULE 13G	Page 4 of 6 Pages

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)           Amount Beneficially Owned:

1,685,814**

(b)           Percent of Class:

8.97%

(c)           Number of Shares to which such person has:

(i)           Sole power to vote or direct the vote:

1,369,086

(ii)          Shared power to vote or direct the vote:

0

(iii)         Sole power to dispose or to direct the disposition of:

1,369,086

(iv)          Shared power to dispose or to direct the disposition of:

0

   ** Includes 261,604 shares held by the spouse of the Reporting Person and 55,124 held for the benefit of the Reporting Person's minor children under UGMA. The Reporting Person's spouse is the custodian for 4,800 shares and the Reporting Person is the custodian for 50,324 shares. The Reporting Person disclaims beneficial ownership of these 316,728 shares, and the filing of this report is not an admission that the Reporting Person is the beneficial owner of these securities for any purpose.

CUSIP No. M97601120	SCHEDULE 13G	Page 5 of 6 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of the Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. M97601120	SCHEDULE 13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 31, 2012
/s/ Daniel Borislow (Signature) Daniel Borislow (Name)